     AMENDMENT NO. 1 TO BY-LAWS OF

     OPPENHEIMER QUEST FOR VALUE FUNDS

The following Amendment to the By-Laws of Oppenheimer Quest for Value Funds, a Massachusetts business trust (the “Trust”) is effective as of October 3, 2005:

1.	The By-Laws of the Trust are hereby amended by adding a new Section 4.7 of Article 4 titled “Number of Trustees” to read as follows:

Section 4.7 Number of Trustees. The number of Trustees which shall constitute the whole board shall be determined from time to time by the Board of Trustees, but shall not be fewer than 3, nor more than 15.

2.     The By-Laws of the Trust as amended by this Amendment No. 1 hereby remain in full force and effect.

3.     This Amendment No. 1 was approved by the Board of Trustees of the Trust at its meeting on October 3, 2005.

Acting pursuant to ARTICLE XI, of the by-laws the undersigned has signed this amendment No. 1 by and on behalf of the Trustees.

By: /s/ Kathleen T. Ives

Kathleen T. Ives

Assistant Secretary